FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 18 February 2003 to 28 February 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

1.	Miscellaneous

1.1	Media Release–David Bedford to return to NZ
26 February 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ LINDA COX
Linda Marie Cox Company Secretary

Dated: 28 February 2003

26 February 2003

MEDIA RELEASE

DAVID BEDFORD TO RETURN TO NZ

Telecom New Zealand Chief Executive Theresa Gattung today announced that David Bedford, Chief Operating Officer Australia, will complete his assignment and return to New Zealand in March.

Marko Bogoievski, Telecom’s Chief Financial Officer, will assume responsibility for AAPT pending the permanent appointment of a successor to David Bedford. Mr Bogoievski will also continue to perform the CFO function at Telecom.

“David came here in December 2000 for two years, and having completed this period at AAPT, he is keen to return home,” Ms Gattung said.

“He has done a fantastic job in improving the financial performance of AAPT. In particular, it has been pleasing to see AAPT’s turnaround to being strongly cash flow positive.”

Mr Bedford will remain in Sydney through March to ensure a smooth handover with Mr Bogoievski.

“Given we are about to start our annual planning process, it is appropriate that this be handled by the management team that will be responsible for delivering against that plan. As CFO, Marko already has responsibility for group strategy. His familiarity with the Australian context and opportunity will therefore ensure continuity through the transition,” Ms Gattung said.

A search for a replacement is underway and a new Chief Operating Officer for Australia is expected to be appointed in time for the new financial year. Internal and external candidates are being considered for the role.

ENDS

For further information, please contact:

John Goulter

Public Affairs & Government Relations Manager

Phone 04 498 9369

Mobile 027 232 4303